AB 4/1/06

06007521

SECURITIES ....ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/05____ AND ENDING ____12/31/05____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

__CORNERSTONE CAPITAL CORPORATION__

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

__655 METRO PLACE__
(No. and Street)

__DUBLIN__	__OH__	__43017__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Andrew E. Kraus__   __(614) 761-3812__
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Crowe Chizek and Company LLC__
(Name - *if individual, state last, first, middle name*)

__10 West Broad Street__	__Columbus__	__OH__	__43215 - 3713__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays a
currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Andrew E. Kraus</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Cornerstone Capital Corporation</u>, as of <u>December 31, 2005</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

William J. Dortmund
Notary Public - State of Ohio
My Commission Expires
March 30, 2009

_____
Signature

_____
Vice President and Treasurer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒   (a)   Facing page.

☒   (b)   Statement of Financial Condition.

☒   (c)   Statement of Income (Loss).

☒   (d)   Statement of Changes in Financial Condition (Statement of Cash Flows).

☒   (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐   (f)   Statement of Changes in Liabilities Subordinated to Claims or Creditors.

☒   (g)   Computation of Net Capital.

☒   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒   (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐   (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒   (l)   An Oath or Affirmation.

☐   (m)   A copy of the SIPC Supplemental Report.

☐   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☒   (o)   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2005 and 2004

CORNERSTONE CAPITAL CORPORATION

Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2005 and 2004

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Cornerstone Capital Corporation
Dublin, Ohio

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that your are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of December 31, 2005 contained in the schedules of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3. Under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
January 27, 2006

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 1,299,841	$ 1,550,561
Receivables from related parties:		
Cornerstone Capital Partners Corporation	1,158,763	1,134,019
Cornerstone International, Inc.	162,482	196,514
Piano Credit Company	247,246	22,313
Furniture and equipment, at cost		
less accumulated depreciation	24,167	27,003
Other assets	38,300	119,525
Total assets	$ 2,930,799	$ 3,049,935
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued tax expense	$ 74,979	$ 223,631
Accrued compensation expense and other liabilities	130,624	221,537
Total liabilities	205,603	445,168
Stockholder's equity		
Common stock - no par value; 850 shares authorized, issued and outstanding	--	--
Additional paid-in capital	345,989	345,989
Retained earnings	2,379,207	2,258,778
Total stockholder's equity	2,725,196	2,604,767
Total liabilities and stockholder's equity	$ 2,930,799	$ 3,049,935

See accompanying notes to financial statements.

	2005	2004
Fees and other revenue		
Underwriting fees	$ 548,021	$ 1,426,176
Remarketing fees	583,036	481,881
Sale leaseback	35,000	--
Interest income	34,072	102,691
Total revenue	1,200,129	2,010,748
Expenses		
Personnel	576,509	810,070
General and administrative	185,291	233,314
Underwriting, remarketing and transaction	118,640	262,538
Marketing	133,667	172,129
Total expenses	1,014,107	1,478,051
Income before income taxes	186,022	532,697
Income tax expense	65,593	221,150
Net income	$ 120,429	$ 311,547

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2004	850	$ 345,989	$ 1,947,231	$ 2,293,220
Net income	--	--	311,547	311,547
Balances at December 31, 2004	850	345,989	2,258,778	2,604,767
Net income	--	--	120,429	120,429
Balances at December 31, 2005	850	$ 345,989	$ 2,379,207	$ 2,725,196

See accompanying notes to financial statements.

4.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 120,429	$ 311,547
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	7,812	9,402
Net change in other assets	81,225	(9,588)
Decrease in accrued taxes and expenses	(239,565)	(226,640)
Net cash from operating activities	(30,099)	84,721
Cash flows from investing activities		
Purchases of furniture and equipment	(4,976)	(9,236)
Net change in:		
Receivable from related parties:		
Cornerstone Capital Partners Corporation	(24,744)	(923,637)
Cornerstone International, Inc.	34,032	5
Piano Credit Company	(224,933)	(22,313)
Net cash from investing activities	(220,621)	(955,181)
Cash flows from financing activities	--	--
Net increase (decrease) in cash and cash equivalents	(250,720)	(870,460)
Cash and cash equivalents at beginning of year	1,550,561	2,421,021
Cash and cash equivalents at end of year	$ 1,299,841	$ 1,550,561

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Capital Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides financing services through credit tenant leases, synthetic leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements include the accounts of the Company, a wholly-owned subsidiary of CII. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents: For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. Substantially all of the Company's cash is maintained in two unrelated banking institutions, exceeding the $100,000 limit insured by the Federal Deposit Insurance Corporation.

Revenue Recognition: The Company receives fees for arranging or providing financing services. Underwriting and advisory fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially received. Deal specific expenses are expensed when incurred.

Furniture and Equipment: Furniture and equipment is stated at cost less accumulated depreciation of $62,125 and $54,313 at December 2005 and 2004, respectively, and is depreciated using the double declining balance method over the estimated useful lives of the respective assets.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Income Taxes</u>: The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax rates. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

<u>Use of Estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Loss Contingencies</u>: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now any such matters that would have a material effect on the financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company considers its required net capital to be the greater amount of $250,000 or 6 2/3% of aggregate indebtedness, which would be the minimum requirement if it carried customer accounts. At December 31, 2005 and 2004, the Company had net capital of $1,094,238 and $1,093,947, which was $844,238 and $843,947 in excess of required net capital, respectively. At year-end 2005, the Company's ratio of aggregate indebtedness to net capital was 18.09%.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

(Continued)

NOTE 4 - INCOME TAXES

A reconciliation of recorded Federal income taxes to the expected expense computed by applying the Federal statutory rate of 34% to the net income is as follows:

	2005	2004
Expected expense at statutory rate	$ 63,247	$ 181,117
State and local income taxes	6,560	54,560
Other	(4,214)	(14,527)
Total	$ 65,593	$ 221,150

At December 31, 2005, the Company's deferred tax assets and liabilities consisted of a deferred tax liability of $7,601 related to furniture and equipment depreciation. The Company's deferred tax assets and liabilities at December 31, 2004 were immaterial.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company provides services, in the form of personnel and management services, to several related entities within CII. The Company only recognizes revenue to the extent actual cash is received, or will be received, from these related entities for the services provided. The related compensation expense to the employees providing the service is recognized by the Company, regardless of whether any revenue is recognized.

No fee income was recognized in 2005 or 2004, as the Company will not be compensated by the related entities. No expenses were incurred or assessed in 2005 or 2004.

Additionally in 2003, the Company issued receivables to CII in the amount of $196,514 and to Cornerstone Capital Partners Corporation (CCPC), a subsidiary of CII, in the amount of $210,382. In 2004, the Company issued additional receivables to CCPC, of $923,637 and issued receivables to Piano Credit Company, a subsidiary of CCPC in the amount of $22,313. In 2005, the company issued additional receivables to CCPP, of $24,744 and to Piano Credit Company in the amount of $224,933. During 2005, CII repaid $34,032 to the Company. These affiliate receivables are used to manage liquidity.

Formerly the company had three officers. As of December 31, 2005, the company now has two officers. Previously, the Company's three officers formed GAP Leasing, LLC, which leases the Company three automobiles used by the officers. The officers reduced their salaries by the amount of the lease payments, resulting in no net effect to the Company's net income.

In 2004, the Company sold interest-only strip securities secured by third party leases to the Company's three officers for $430,000 with no associated gain or loss.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Net capital

Total stockholder's equity	$ 2,725,196

Deductions and other charges

Nonallowable assets:

Furniture and equipment, net	24,167
Receivables from affiliates	1,568,491
Other assets	38,300
Net capital	$ 1,094,238

Aggregate indebtedness

Items included in the statement of financial condition

Accrued expenses and other liabilities	205,603
Less: deferred income taxes	7,601
Aggregate indebtedness	$ 198,002
Ratio: Aggregate indebtedness to net capital	18.09%

Computation of basic net capital requirement

Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 250,000
Net capital	1,094,238
Excess net capital	$ 844,238
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 1,074,438

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 included in the amended FOCUS Report filed by the Company dated December 31, 2005.

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

   $ __None__

   A. Number of items

   __None__

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   $ __None__

   A. Number of items

   __None__

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$	--
Customers' securities failed to receive		--
Credit balances in firm accounts, which are attributable to principal sales to customers		--
Other		--

TOTAL CREDIT ITEMS $ --

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	--

TOTAL DEBIT ITEMS $ --

RESERVE COMPUTATION

Excess of total debits over total credits	$	--
Required deposits	$	--
Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2005	$	--

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the amended FOCUS Report filed by the Company dated December 31, 2005.



Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation (the Company), a wholly-owned subsidiary of Cornerstone International, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

(Continued)

12.

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Columbus, Ohio
January 27, 2006

13.